SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

CHARLOTTE RUSSE HOLDING, INC.

(Name of Subject Company)

CHARLOTTE RUSSE HOLDING, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

161048103

(CUSIP Number of Class of Securities)

John D. Goodman

Chief Executive Officer

4645 Morena Boulevard

San Diego, California 92117

(858) 587-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Frederick T. Muto, Esq. Jason L. Kent, Esq. Cooley Godward Kronish LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Leonard Chazen, Esq. Stephen A. Infante, Esq. Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 841-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) amends and supplements the Schedule 14D-9 originally filed by Charlotte Russe Holding, Inc., a Delaware Corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 31, 2009, relating to the tender offer commenced by Advent CR, Inc., a Delaware corporation (the “Purchaser”), pursuant to which the Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company, including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company, at a purchase price of $17.50 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2009 and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto, collectively, constitute the “Offer”) contained in the Schedule TO filed by the Purchaser with the SEC on August 31, 2009.

On September 2, 2009, the Company provided the Employee Questions and Answers list, which is attached hereto as
Exhibit (a)(5)(C), to its employees.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

(a)(5)(C)	Advent International Corporation/Charlotte Russe Acquisition Announcement: Employee Questions and Answers

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLOTTE RUSSE HOLDING, INC.

By:	/s/ John D. Goodman
Name:	John D. Goodman
Title:	Chief Executive Officer

Dated: September 2, 2009